NEWS RELEASE
OTCQB:CPPXF

Continental Acquires Majority Interest in Visionaire Energy

Jakarta, Indonesia: June 12, 2013 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) an emerging international energy company, today announced that it has acquired a 51% shareholding stake in Visionaire Energy AS (“Visionaire”), a privately held Norwegian company. The acquisition was accomplished by an arms-length, non-cash, share-swap transaction with the shareholders of Visionaire. The Company is issuing 20 million of its common shares, representing a stake of approximately 16.7% in the Company, in exchange for 51% of the authorized and outstanding shares of Visionaire.

The principal assets of Visionaire are its management and its shareholdings in two separate, privately owned, offshore oil and gas service providers both based in Bergen, Norway. Visionaire owns a 49% equity interest in VTT Maritime AS (“VTT”) and a 41% equity interest in RADA Engineering and Consulting AS (“RADA”). The shareholders, principals and management of Visionaire also hold senior management positions in VTT and RADA.

Since 1988, VTT has provided engineering, consultancy, subsea and operational services to the global offshore energy industry and is now established as a well-respected contractor for North Sea offshore heavy lifting operations; anchoring and removal of drilling rigs; installation of subsea equipment, foundations, and anchoring systems; vessel inspections and testing; and project management. For more info refer to www.vtt.no.

RADA provides technical and project management manpower services to the offshore oil and gas industry and its employees possess strong engineering, geoscience and other professional skills. RADA employees are contracted out to oil and gas operators to work as consultants on specific projects or to clients requiring short or long-term manpower. Established in 2012, RADA now employs 55 professional consultants and plans to add 20 more by the end of 2013. For more info refer to www.rada.no.

The Company’s CEO, Richard L. McAdoo stated, "The investment in Visionaire provides us with three important strategic advantages. Firstly, we instantly expand our global footprint into the North Sea. Secondly, we add substantially to the depth, strength and new capabilities of our available management and manpower. Thirdly, we add a considerable competitive advantage to our bids for new oil and gas projects worldwide with the track record, expertise and capabilities in offshore oil and gas as a result of our association with VTT and RADA.”

On behalf of the Company,

Robert V. Rudman, C.A.

Chief Financial Officer

Source:	Continental Energy Corporation
Media Contacts:	Robert Rudman, CFO, +1-561-779-9202, rrudman@continentalenergy.com
Further Info:	www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements - Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. There are many factors which may cause actual performance and results to be substantially different from any plans or objectives described in any forward looking statements. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed the Company with the Securities and Exchange Commission available at www.sec.gov. The Company assumes no obligation to update the information in this release.